Exhibit 3.2

TEXT OF AMENDED SECTION 2 OF ARTICLE III OF THE AMENDED AND RESTATED BYLAWS OF MCKESSON CORPORATION

EFFECTIVE AS OF
January 12, 2006

Section 2. Number and Term of Office; Removal. The number of directors of the Corporation shall be fixed from time to time by these By-Laws but in no event shall be less than three (3). Until these By-Laws are further amended, the number of directors shall be nine (9). The directors shall be divided into three classes. Each such class shall consist, as nearly as may be possible, of one-third of the total number of directors, and any remaining directors shall be included within such group or groups as the Board of Directors shall designate. At the initial annual meeting of stockholders in 1994, a class of directors shall be elected for a one-year term, a class of directors for a two-year term and a class of directors for a three-year term. At each succeeding annual meeting of stockholders, beginning in 1995, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director may be removed from office for cause only and, subject to such removal, death, resignation, retirement or disqualification, shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and qualify. No alteration, amendment or repeal of these By-Laws shall be effective to shorten the term of any director holding office at the time of such alteration, amendment or repeal, to permit any such director to be removed without cause, or to increase the number of directors in any class or in the aggregate from that existing at the time of such alteration, amendment or repeal until the expiration of the terms of office of all directors then holding office, unless such alteration, amendment or repeal has been approved by either the holders of all shares of stock entitled to vote thereon or by a vote of a majority of the entire Board of Directors. The provisions of this Section 2 shall not apply to directors governed by Section 15 of this ARTICLE III.